Razor Resources Inc.

8-5-128 Jichexiaoqu

Chanchun, Jilin

China

November 13, 2013

United States

Securities and Exchange Commission

Washington, D.C. 20549

 Re: Razor Resources Inc.
Form 8-K
Filed October 8, 2013
File No. 000-51973

Dear Ms. Moosariparambil,

We have received the comment letter from the SEC dated October 15, 2013 and we have responded and amended the Registration Form.

1.	The Form 8-K has been amended to reflect these dates as well as remove such disclosures.
2.	We were able to obtain an Exhibit 16 letter from Stan J.H. Lee, CPA and have attached it to the Form 8-K.
3.	The disclosure in these paragraphs has been updated
4.	As soon as reasonably practicable we will file an amendment to the form 10-K for the fiscal year ended April 30,2013 to remove any reference to the audit opinion of Stan J.H. Lee, CPA and clearly label our financial statements for the years ended April 30, 2013 and 2012 as unaudited.

- We will also file another amendment to the Form 10-K for the fiscal year ended April 30, 2013 and include the re-audited financial statements for the years ended April 30, 2013 and 20l2 performed by our successor accounting firm, Kenne Ruan, CPA, P.C.

The Company acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please forward all comments to razorresourcesinc@gmail.com or wongd12@gmail.com.

Sincerely: /s/ Meng Hao

Meng Hao

Chief Executive Officer